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                                                                   EXHIBIT T3E.6

DAVID B. GERGES, FSA, MAAA                           LOGO
SENIOR VICE PRESIDENT AND TREASURER
CIGNA CORPORATION                                    One Liberty Place
                                                     1650 Market Street
                                                     Philadelphia, PA 19192-1560
                                                     Facsimile 215.761.5521


                                    June 24, 1998

Dear Noteholder:

  CIGNA Corporation (the "Company") is offering upon the terms and subject to the conditions set forth in the enclosed Offering Circular dated June 24, 1998 (the "Offering Circular") and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer") to exchange an aggregate principal amount of up to $100,000,000 of its Notes Due 2033 (the "New Notes") for a like principal amount of its issued and outstanding 8.30% Notes Due 2023 (the "Old Notes") from the registered holders thereof. The New Notes will evidence the same class of debt as the Old Notes.

  The New Notes will have the same 8.30% interest coupon as the Old Notes until, but not including, January 15, 2023. The interest coupon for the final 10 years of maturity will be calculated using a fixed spread pricing formula described in the enclosed Offering Circular. Holders that tender and do not withdraw their Old Notes will receive upon acceptance of the Old Notes by the Company a participation fee equal to 1.50% of the principal amount tendered. The New Notes will also be subject to a "make-whole redemption" at the option of the Company as described in the Offering Circular. The Exchange Offer is explained in detail in the enclosed Offering Circular and the accompanying Letter of Transmittal. If you wish to participate in the Exchange Offer, the instructions on how to exchange your Old Notes are in the enclosed materials. I encourage you to carefully read these materials before making any decision with respect to the Exchange Offer.

  None of the Company, the Board of Directors of the Company, the Information Agent or the Exchange Agent makes any recommendation to Holders of the Old Notes as to whether to exchange or refrain from exchanging their Old Notes. In addition, no one has been authorized to make any such recommendation. Holders of Old Notes must make their own decision whether to exchange Old Notes pursuant to the Exchange Offer and, if so, the aggregate principal amount of Old Notes to exchange.

  Holders of the Old Notes may obtain additional copies of the Offering Circular by contacting MacKenzie Partners, Inc., the Information Agent, at (800) 322-2885 or (212) 929-5500. Holders of the Old Notes may obtain information regarding the terms of the Exchange Offer by contacting Donaldson, Lufkin & Jenrette Securities Corporation, the financial advisor, at (800) 334-1604 (toll free) or
(212) 892-3351 (call collect), attention:  Paul S. Galant.

                                    Very truly yours,

                                    /s/ David B. Gerges
                                    ----------------------
                                    David B. Gerges
                                    Senior Vice President
                                    and Treasurer